FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2007
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the registration statement of Telefónica, S.A. and Telefónica Emisiones, S.A.U. filed with the Securities and Exchange Commission on April 12, 2006 (File No. 333-133251).
Telefónica, S.A. is filing the documents set forth in the attached Exhibit Index.

SIGNATURES
Exhibit Index
EX-1.1
EX-4.1
EX-4.2
EX-4.3
EX-4.7
EX-12.1
EX-25.1
EX-99.1

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
     Dated: July 2, 2007

Telefónica, S.A.
By:	/s/ Santiago Fernández Valbuena
	Name:	Santiago Fernández Valbuena
	Title:	General Manager of Finances and Corporate Development

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Telefónica, S.A.
Exhibit Index

Item

1.1	Underwriting Agreement, dated June 19, 2007

4.1	Form of Fifth Supplemental Indenture for the Floating Rate Senior Notes Due 2013 among Telefónica Emisiones, S.A.U., as Issuer, Telefónica, S.A., as Guarantor, and The Bank of New York, as Trustee, Paying Agent and Calculation Agent, dated as of July 2, 2007

4.2	Form of Sixth Supplemental Indenture for the Fixed Rate Senior Notes Due 2013 among Telefónica Emisiones, S.A.U., as Issuer, Telefónica, S.A., as Guarantor, and The Bank of New York, as Trustee and Paying Agent, dated as of July 2, 2007

4.3	Form of Seventh Supplemental Indenture for the Fixed Rate Senior Notes Due 2017 among Telefónica Emisiones, S.A.U., as Issuer, Telefónica, S.A., as Guarantor, and The Bank of New York, as Trustee and Paying Agent, dated as of July 2, 2007

4.4	Form of Security Certificate representing the Floating Rate Senior Notes Due 2013 (included in Exhibit 4.1)

4.5	Form of Security Certificate representing the Fixed Rate Senior Notes Due 2013 (included in Exhibit 4.2)

4.6	Form of Security Certificate representing the Fixed Rate Senior Notes Due 2017 (included in Exhibit 4.3)

4.7	Form of Guarantee Telefónica, S.A., dated July 2, 2007

12.1	Statement re Computation of Ratio of Earnings to Fixed Charges

25.1	Statement of Eligibility of The Bank of New York, as Trustee, under the Trust Indenture Act of 1939 on Form T-1 relating to the Indenture

99.1	Form of Letter of Appointment, among Telefónica Emisiones, S.A.U., as Issuer, Telefónica, S.A., as Guarantor and Acupay System LLC, as Tax Certification Agent, dated as of July 2, 2007 (pursuant to and amending the Tax Certification Agency Agreement among Telefónica Emisiones, S.A.U., as Issuer, Telefónica, S.A., as Guarantor, Acupay System LLC, as Tax Certification Agent and The Bank of New York (as successor to JP Morgan Chase Bank, National Association), as Paying Agent and Calculation Agent, dated as of June 20, 2006 (incorporated by reference to Exhibit 99.1 of Telefónica, S.A.’s Form 6-K filed on June 20, 2006))

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